SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                 (Amendment No.)

                           Natural Health Trends Corp.

                                (Name of Issuer)

                    Common Stock, $.001 par value per share

                         (Title of Class of Securities)

                                    63888P103
                                 (CUSIP NUMBER)

                                December 31, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /      Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  / /      Rule 13d-1(d)

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Goodwood Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)
                                                         (b)   |X|
--------------------------------------------------------------------------------
      SEC USE ONLY

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION        Canada

--------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER                                   0
     SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                              471,100

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                                 0

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                         471,100

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       471,100


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  6.8%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Peter Puccetti
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)
                                                         (b)   |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Canada

--------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER                                 0
     SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                             471,100

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                                0

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                        471,100

--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        471,100


--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      6.8%

--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*                                              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT*

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Cameron MacDonald
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)
                                                         (b)   |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Canada

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER                                 21,300
     SHARES
   BENEFICIALLY
     OWNED BY
      EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                              471,100

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                            21,300

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                         471,100

--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        492,400


--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.1%

--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*                                           IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT*

Item 1(a).        Name of Issuer:

                           Natural Health Trends Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           12901 Hutton Drive
                           Dallas, Texas 75234

Item 2(a).        Name of Persons Filing:

                           This Schedule 13G is being filed with respect to shares of Common Stock (including warrants exercisable into Common Stock within 60 days) of the Issuer which are beneficially owned by Goodwood Inc. ("Goodwood"), Peter Puccetti and Cameron MacDonald (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of each of the Reporting Persons is:

                           212 King Street West, Suite 201
                           Toronto, Canada M5H 1K5

Item 2(c).        Citizenship:

                           Each of Mr. Puccetti and Mr. MacDonald is a Canadian citizen. Goodwood is organized in Canada.

Item 2(d).        Title of Class of Securities:

                           Common Stock, $.001 par value per share

Item 2(e).        CUSIP Number:

                           63888P103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  (a) Amount beneficially owned:    Goodwood:        471,100
                                                    Mr. Puccetti:    471,100
                                                    Mr. MacDonald    492,400

                  (b) Percent of Class:             Goodwood:        6.8%
                                                    Mr. Puccetti:    6.8%
                                                    Mr. MacDonald    7.1%

                  (c) Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:
                                                    Goodwood:        0
                                                    Mr. Puccetti:    0
                                                    Mr. MacDonald    21,300

                      (ii) Shared power to vote or to direct the vote:
                                                    Goodwood:        471,100
                                                    Mr. Puccetti:    471,100
                                                    Mr. MacDonald    492,400

                      (iii) Sole power to dispose or direct the disposition of:
                                                    Goodwood:        0
                                                    Mr. Puccetti:    0
                                                    Mr. MacDonald    21,300

                      (iv) Shared power to dispose or to direct the disposition
                           of:
                                                    Goodwood:        471,100
                                                    Mr. Puccetti:    471,100
                                                    Mr. MacDonald    492,400

Goodwood does not directly own any shares of Common Stock. Goodwood acts as the investment manager of each of Goodwood Fund, Arrow Goodwood Fund, Goodwood Capital Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund and is deemed to beneficially own the 471,100 shares of Common Stock beneficially held by them, which includes 352,100 shares of Common Stock and 119,000 warrants exercisable into Common Stock within 60 days. Mr. Puccetti and Mr. MacDonald control Goodwood and are thereby deemed to beneficially own 471,100 shares of Common Stock. In addition, Mr. MacDonald, as sole owner of BC 628088 Ltd., beneficially owns 21,300 shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

GOODWOOD INC.
                                        By:      /s/ Cameron MacDonald
                                                ---------------------------
                                        Name:    Cameron MacDonald
                                        Title:   President

PETER PUCCETTI
                                        By:      /s/ Peter Puccetti
                                                ---------------------------
                                        Name:    Peter Puccetti

CAMERON MACDONALD
                                        By:      /s/ Cameron MacDonald
                                                ---------------------------
                                        Name:    Cameron MacDonald


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A



                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

         The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Natural Health Trends Corp. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date:  February 11, 2005


Goodwood Inc.

By: /s/ Cameron MacDonald
-----------------------
Name: Cameron MacDonald
Title: President


Peter Puccetti

/s/ Peter Puccetti
-----------------------
Peter Puccetti


Cameron MacDonald

/s/ Cameron MacDonald
-----------------------
Cameron MacDonald